Exhibit 99.4

AMTD International Inc.

(incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: HKIB)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

To be held on March 1, 2022

(or any adjourned or postponed meeting thereof)

Introduction

This form of proxy (the “Form of Proxy”) is furnished in connection with the solicitation by the board of directors of AMTD International Inc. (the “Board”), a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A ordinary shares of par value US$0.0001 each, and Class B ordinary shares of par value US$0.0001 each, of the Company (collectively, the “Ordinary Shares”) to be exercised at the extraordinary general meeting of the Company (the “EGM”) to be held at 23/F Nexxus Building, 41 Connaught Road, Central, Hong Kong on March 1, 2022 at 10:00 am (Hong Kong time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying notice of the EGM (the “EGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on January 31, 2022 (the “Record Date”) are entitled to notice of, and to vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to twenty votes. The quorum of the EGM is one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all issued and entitled to vote at the EGM, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. This Form of Proxy and the accompanying EGM Notice will be first mailed to the shareholders of the Company on or about February 10, 2022.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands, with a copy delivered to its offices at 23/F Nexxus Building, 41 Connaught Road, Central, Hong Kong, or (ii) by voting in person at the EGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: IR Office) at 23/F Nexxus Building, 41 Connaught Road, Central, Hong Kong as soon as possible so that it is received by the Company no later than 48 hours before the time of the EGM.

AMTD International Inc.

(incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: HKIB)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

To be held on March 1, 2022

(or any adjourned or postponed meeting thereof)

I/We              of             , being the registered holder(s) of              Ordinary Shares1, par value US$0.0001 per share, of AMTD International Inc. (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting2 or              of              as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 23/F Nexxus Building, 41 Connaught Road, Central, Hong Kong on March 1, 2022 at 10:00 am (Hong Kong time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

[1]

Please insert the number and class (i.e., Class A or Class B) of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words “the Chairman of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

No.	RESOLUTION	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.

IT IS RESOLVED AS SPECIAL RESOLUTION:

THAT the name of the Company be and is hereby changed from “AMTD International Inc.” to “AMTD IDEA Group” effective immediately, and that any one director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolution as such director or officer, in his/her absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands; and

THAT the Company’s Third Amended and Restated Memorandum and Articles of Association be amended and restated by the deletion in their entirety and by the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association in the form attached hereto as Exhibit A to reflect the change of the name of the Company, and that any one director or officer of the Company or the registered office service provider of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolution as such director or officer or the registered office service provider of the Company, in his/her absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.”

Dated , 2022	Signature(s)[4]

[3]

IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

[4]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

4